Exhibit 1.01
UNITED TECHNOLOGIES CORPORATION
Conflict Minerals Report
For the Year Ended December 31, 2019
1.Introduction
United Technologies Corporation (“UTC”) has prepared this Conflict Minerals Report (the “Report”) for the calendar year ended December 31, 2019, as required by Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Terms used and not defined in this Report have the meanings ascribed in Form SD, as adopted by the Securities and Exchange Commission (“SEC”) pursuant to the Rule. References in this Report to internet websites and certain of UTC’s internal policies and procedures are provided for convenience only. The referenced documents and information available through these websites are not incorporated by reference into this Report.
2.Company Overview
UTC manufactures and contracts to manufacture products that contain tin, tantalum, tungsten, and gold (“3TG” or “Conflict Minerals”) necessary to the functionality or production of such products (“Necessary 3TG”). Specifically, UTC provides high technology products and services to the building systems and aerospace industries worldwide. UTC’s operations for the period presented herein are classified into four segments (for purposes of this Report hereinafter referred to as “business segments”): Otis, Carrier, Pratt & Whitney, and Collins Aerospace Systems, with each segment comprised of similar operating companies. References to each segment include the various operating companies established worldwide through which the operations of each segment are conducted.
Otis is the world’s largest elevator and escalator manufacturing, installation and service company. Otis designs, manufactures, sells and installs a wide range of passenger and freight elevators, as well as escalators and moving walkways for residential and commercial buildings and infrastructure projects.
Carrier is a leading global provider of heating, ventilating, air conditioning (“HVAC”), refrigeration, fire and security solutions for residential, commercial, industrial and smart cold chain applications. Carrier provides a wide range of residential and building systems, including air conditioners, heating systems and controls, refrigeration, fire, flame, gas, smoke and carbon monoxide detection, portable fire extinguishers, fire suppression, intruder alarms, access control systems, video management systems and electronic controls.
Pratt & Whitney is among the world’s leading suppliers of aircraft engines for the commercial, military, business jet and general aviation markets. Pratt & Whitney designs, develops, produces and maintains families of large engines for wide- and narrow-body and large regional aircraft in the commercial market and for fighter, bomber, tanker and transport aircraft in the military market. Pratt & Whitney Canada (P&WC) is among the world’s leading suppliers of engines powering general and business aviation, as well as regional airline, and utility airplanes, and helicopters. Pratt & Whitney and P&WC also produce, sell and service auxiliary power units for military and commercial aircraft.
Collins Aerospace Systems is a leading global provider of technologically advanced aerospace products and aftermarket service solutions for aircraft manufacturers, airlines, regional, business and general aviation markets, as well as military and space solutions. Collins Aerospace Systems’ product portfolio mainly includes electric power generation, power management and distribution systems, air data and aircraft sensing systems, engine control systems, intelligence, surveillance and reconnaissance systems, engine components, environmental control systems, fire and ice detection and protection systems, propeller systems, engine nacelle systems, including thrust reversers and mounting pylons, interior and exterior aircraft lighting, aircraft seating and cargo systems, actuation systems, landing systems, including landing gear and wheels and brakes, space products and subsystems, integrated avionics systems, precision targeting, electronic warfare and range and training systems, flight controls, communication systems, navigation systems, oxygen systems, simulation and training systems, food and beverage preparation, storage galley systems, lavatory and wastewater management systems. Collins Aerospace Systems also designs, produces and supports cabin interior, communications and aviation systems and products and provides information management services through voice and data communication networks and solutions worldwide.

Additional information about UTC and our business segments is included in UTC’s Annual Report on Form 10-K for the year ended December 31, 2019.
3.Supply Chain Description
UTC is a large and complex organization with thousands of globally dispersed suppliers. There are multiple tiers of suppliers between UTC’s business segments and the 3TG mines. Therefore, we rely on our first-tier suppliers to work with their upstream suppliers to provide us with accurate information (e.g., through the reasonable country of origin inquiry described below) about the origin of 3TG contained in the materials, components, parts, subassemblies, and products contracted to be manufactured (collectively “Components”) we purchase.
4.Reasonable Country of Origin Inquiry (“RCOI”)
The elements of our RCOI were: (i) identification of suppliers to survey, (ii) data collection, and (iii) assessment of data to determine whether further due diligence is required.
For this reporting period, each business segment identified a list of suppliers to survey for purposes of the RCOI (“Surveyed Suppliers”). The criteria for selecting the suppliers to include in the survey varied to account for each business segment’s unique circumstances, but generally considered the likelihood of 3TG content in the supplied Components, the amount paid to suppliers believed likely to incorporate 3TG in the supplied Components, and the business segment’s information technology infrastructure capabilities. For this reporting period, UTC’s business segments sent 1,650 surveys to suppliers, estimated to represent over $12 billion in spending by our business segments during 2019.
We collected information from the Surveyed Suppliers using the Conflict Minerals Reporting Template (“CMRT”), or a tool based on the CMRT. The survey included questions regarding whether the supplier’s products contain 3TG, its policy with respect to conflict-free sourcing, the supplier’s due diligence process, and information about the supplier’s supply chain, such as the names of the smelters or refiners that processed 3TG in the supplier’s products, and the origin of 3TG used by those facilities.
Based on the RCOI for this reporting period, UTC has reason to believe that at least a portion of its Necessary 3TG may have originated from the Covered Countries, and that this portion of the Necessary 3TG may not be from recycled or scrap sources. Accordingly, we conducted the due diligence described below on the source and chain of custody of the Necessary 3TG in our products.
5.Due Diligence
A. Due Diligence Framework
Our due diligence measures have been designed to conform, in all material respects, with the internationally recognized due diligence framework presented by the Organisation for Economic Co-operation and Development (“OECD”) in the publication OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition (2016), OECD Publishing and related supplements for gold, tin, tantalum, and tungsten.
B. Due Diligence Measures Undertaken
We performed the due diligence steps set forth below according to the OECD’s five-step framework:
OECD Step 1: Establish Company Management Systems
Conflict Minerals Policy
UTC has a corporate policy regarding the sourcing of Conflict Minerals. A copy of this policy is available through the Suppliers section of our website (https://www.utc.com) under heading “Doing business with UTC.” Among other things, under our corporate policy, suppliers are expected to comply with the Rule and to support UTC in fulfilling its obligations under the Rule. The policy also expresses UTC’s preference to source 3TG originating in any of the Covered Countries from a smelter or refiner validated as conflict-free by an independent third-party – such as the Conflict-Free Sourcing Initiative’s Conflict-Free Smelter Program (“CFSP”), now known as the Responsible Mineral Initiative’s (“RMI”) Responsible Minerals Assurance Process (“RMAP”) or similar third-party programs. The policy also expresses UTC’s commitment to continue to support initiatives that enable the sourcing of conflict-free minerals. In the event we identify non-compliance with our corporate policy on the sourcing of Conflict Minerals, our business segments will attempt to work with the supplier to correct the situation. If a supplier remains non-compliant, the business segment may evaluate its options, including but not limited to reassessing the relationship with the supplier.
Conflict Minerals Team
UTC established a cross-functional team to develop and implement its Conflict Minerals compliance program. The Conflict Minerals team is comprised of representatives from UTC’s Corporate Office and each business segment, with representation from functions such as supply chain management, legal, and corporate responsibility. The Conflict Minerals team is supported by a steering committee comprised of supply chain executives from UTC’s Corporate Office and each business segment.
Supply Chain Controls and Transparency
UTC participates in industry-wide initiatives that raise awareness for responsible sourcing of 3TG and provide resources to improve disclosures regarding the origin of 3TG in supply chains. For example, UTC is a member of the Responsible Minerals Initiative (RMI) (member code: AUTC). The RMI’s flagship program is the Responsible Minerals Assurance Process (RMAP), through which the RMI identifies smelters and refiners that produce responsibly sourced materials in an effort to prevent the extraction and trade of minerals from becoming a source of conflict. The RMI uses specially trained third-party auditors to independently verify that the identified smelters and refiners have systems in place to responsibly source minerals in conformance with the RMAP. Another RMI program is the development and publication of the Conflict Minerals Reporting Template (“CMRT”), a free, standardized reporting template that facilitates the transfer of information through the supply chain regarding 3TG country of origin as well as the smelters and refiners that process such 3TG.
Additionally, UTC is a member of the Aerospace Industries Association (“AIA”) conflict minerals working group. The AIA, on behalf of its member companies, sent a letter through the RMI to smelters not yet participating in the RMAP. The letter urged these smelters to conduct due diligence on the origin of 3TG in their supply chains, and to become validated as conformant with the CFSP (now known as the RMAP) or validated as conflict-free under a similar program.
Supplier Engagement and Training
As mentioned above, we posted a position statement on our website to communicate our expectations regarding the responsible sourcing of Conflict Minerals. We also provided the Surveyed Suppliers with a message from UTC’s leadership about the Rule and our expectations of how our suppliers will help us to comply with this law. UTC provided Surveyed Suppliers with web-based training regarding the requirements of the Rule, our obligations under the Rule, instructions for responding to our survey, and an e-mail address for assistance in interpreting and completing our business segments’ survey.
We advised Surveyed Suppliers that we do not discourage the sourcing of 3TG from the Covered Countries; rather, we encourage our suppliers to source such 3TG from a smelter or refiner verified as compliant with the Conflict-Free Smelter Program (now known as the Responsible Minerals Assurance Process) or a similar program. We also asked Surveyed Suppliers, to the extent they believed the products delivered to UTC’s business segments may have contained 3TG originating from one of the Covered Countries, to provide 3TG information specific to such products (i.e., a “product-level” CMRT declaration).
The language in our standard contract terms and conditions requires our suppliers to comply with the RCOI and due diligence requirements of the Rule, except that suppliers who are not SEC registrants are not required to comply with the Rule’s filing requirements.

Internal Training
UTC developed training and reference materials for its employees about Conflict Minerals, including a training module summarizing the relevant requirements of the Rule, UTC’s obligations under the Rule, and UTC’s processes for evaluating and responding to the risk, if any, of Necessary 3TG in its supply chain that directly or indirectly financed or benefited armed groups in the Covered Countries.
Maintain Records
UTC has adopted a policy to retain relevant documentation.
Grievance Mechanism
General questions regarding UTC’s conflict minerals compliance program can be directed to UTC’s Corporate Responsibility Manager at cminfo@utc.com Employees or third parties may report any concerns about or violations of UTC’s corporate policy with respect to the sourcing of Conflict Minerals via UTC’s Ombudsman/DIALOG Program. Additional information regarding UTC’s Ombudsman/ DIALOG Program is available through the “Our Company” section of our website (https://www.utc.com) under the heading “Ethics and Compliance.”
OECD Step 2: Identify and Assess Risks in the Supply Chain
Our business segments conducted a supply chain survey using the Conflict Minerals Reporting Template (“CMRT”), or a tool based on the CMRT, to investigate the origin of Necessary 3TG in our products.
Suppliers who did not respond to our business segments’ survey received multiple reminders to submit their survey responses. In addition, business segment representatives, members of the UTC Conflict Minerals team, and others, such as account executives, asked contacts at non-responsive suppliers for their assistance in resolving overdue survey responses.
Members of the UTC Conflict Minerals team or business segment representatives reviewed the Surveyed Suppliers’ responses against an established set of criteria to determine whether further engagement was necessary. For example, if a supplier advised that it supplied Components containing 3TG from any of the Covered Countries, our business segments compared the smelters and refiners identified in a supplier’s survey response to the Responsible Minerals Initiative’s (RMI) published list of facilities that conform to the Responsible Minerals Assurance Process (RMAP) assessment protocols.
OECD Step 3: Design and Implement a Strategy to Respond to Risks
UTC designed and implemented a risk management plan to evaluate and respond to risks identified in our supply chain. If we identify non-compliance with our corporate policy on the sourcing of Conflict Minerals, our business segments will attempt to work with the supplier to correct the situation. A supplier’s failure to take corrective actions may lead to additional actions, including the reassessment of the supplier relationship. Risk assessment findings based on the supply chain survey and due diligence are reported to senior management.
OECD Step 4: Carry out Independent Third Party Audit of Smelter’s and Refiner’s Due Diligence Practices
We support audits of smelters and refiners through our participation in, and financial support of, the RMI. The RMI’s flagship program is the RMAP which uses independent third-party auditors to identify smelters and refiners that have systems in place to produce responsibly sourced materials. We do not perform direct audits of these entities within our supply chain.
OECD Step 5: Report Annually on Supply Chain Due Diligence
A copy of this Report and UTC’s associated Form SD are available free of charge on our website (https://www.utc.com) under the subheading “Financial Information” under the heading “Investors.”
6.Efforts to Determine Mine or Country of Origin
Our supply chain survey included questions that asked the Surveyed Suppliers for the name of the smelter(s) in their supply chain, the name of the mine(s), and the location of the mine(s) from where 3TG in their supply chain originated. The survey’s cover letter instructed suppliers, to the extent they had determined the products delivered to UTC’s business segments contained 3TG originating from one of the Covered Countries, to provide a “product-level” declaration with information specific to such products (e.g., the name of the mine, country of origin, and/or the name of the smelter or refiner who processed 3TG in such products).
7.RCOI and Due Diligence Results
A. Survey Responses
We rely on our suppliers to provide information on the origin of 3TG contained in the Components purchased by our business segments. These suppliers are similarly reliant upon information provided by their suppliers.
In total, UTC’s business segments sent 1,650 suppliers a survey, estimated to represent over $12 billion in spending by our business segments during 2019. Of the 1,650 surveys sent, we received 1,536 completed surveys, representing a response rate of 93%.
The Surveyed Suppliers responses identified 336 unique facilities identified by the Responsible Minerals Initiative (RMI), of which 266 or approximately 79% are validated as conformant with the Responsible Minerals Assurance Program (RMAP).
In 279 of the survey responses, the supplier declared it sourced 3TG from one of the Covered Countries. Based on our review of these survey responses and the due diligence measures described above, we have reason to believe some of our suppliers sourced 3TG used in the Components supplied to our business segments from the smelters listed on Schedule A. We determined these smelters may have sourced their 3TG from the countries of origin listed on Schedule B. Each smelter identified on Schedule A was included on the RMI Conformant Smelter & Refiner List, and thus were obtaining 3TG from sources demonstrated not to support armed conflict.
With respect to the other survey responses, despite our due diligence for this reporting period, we were unable to link 3TG from the Covered Countries to the Components supplied to our business segments. We were unable to do so because the information provided was generally at a supplier-company level that described the supplier’s overall potential 3TG sourcing. Of the remaining survey responses providing smelter information, the suppliers were unable to verify whether 3TG from those smelters was used in the Components supplied to one of our business segments. For this reason, with the exception of the smelters described above, we have been unable to identify with confidence the specific facilities used to process Necessary 3TG in our products, the country of origin, or the mine or location of origin of the Necessary 3TG in our products.
B. Continuous Improvement Efforts to Mitigate Risk
Since December 31, 2019, UTC has taken, or intends to take the following steps to improve the due diligence conducted to further mitigate risks that the Necessary 3TG used in our products could benefit armed groups in the Covered Countries. As part of our regularly scheduled compliance program activities, we intend to:
•Direct suppliers to our corporate policy with respect to the sourcing of Conflict Minerals;
•Encourage suppliers who source 3TG from one of the Covered Countries to do so from smelter(s) or refiner(s) validated as conformant with the Responsible Minerals Assurance Process (RMAP, formerly known as the Conflict-Free Smelter Program) or a similar conflict-free program;
•Identify and follow-up with suppliers who do not respond to our supply chain survey in an effort to increase our survey response rate and obtain additional information about the sourcing of 3TG in our supply chain; and
•Participate in trade association and/or industry-wide initiatives to define and improve best practices for conducting due diligence on supply chains containing 3TG and/or that support the development of conflict-free supply chains.

Cautionary Note Concerning Forward-Looking Statements
This Report contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. These forward-looking statements are intended to provide management’s current expectations or plans for our future business practices and performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,”

“intends,” “strategy,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “confident” and other words of similar meaning in connection with a discussion of future performance. Forward-looking statements may include, among other things, statements relating to future supply management practices, policies and plans for procurement of materials, risk management practices, supply chain infrastructure and efforts to improve supply chain transparency. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation, the ability of the Company, its suppliers, industry groups and supplier organizations to obtain reliable information as to the source of purchased production materials; the timing for the development of infrastructure allowing such information to be compiled and shared with others in a cost effective and efficient manner; the impact of changes in laws and regulations, and the interpretation thereof, and in political conditions; the impact of restructuring activities and the reorganizations of our operations; the impact of acquisitions, divestitures, joint ventures and other transactions; and other factors beyond our control. The forward-looking statements speak only as of the date of this Report and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Schedule A to
Conflict Minerals Report
Metal Smelter or Refiner Name    RMI ID* Smelter or Refiner Location
Gold Heraeus Metals Hong Kong Ltd.   CID000707 Fanling, Hong Kong, China
Tin Malaysia Smelting Corporation   CID001105 Butterworth, Penang, Malaysia
Tin Thaisarco     CID001898 Amphur Muang, Phuket, Thailand

* Each smelter or refiner identified above was included on the RMI Conformant Smelters & Refiners List.

Schedule B to
Conflict Minerals Report

Possible Countries of Origin
Argentina, Australia, Azerbaijan, Bolivia (Plurinational State of), Botswana, Brazil, Burkina Faso, Burundi, Canada, Chile, China, Colombia, Cuba, Cyprus, Democratic Republic of the Congo, Dominican Republic, Ecuador, Egypt, Ethiopia, Fiji, Finland, Georgia, Ghana, Guatemala, Guinea, Guyana, Honduras, Indonesia, Iran, Ivory Coast, Japan, Kazakhstan, Kenya, Laos, Liberia, Malaysia, Mali, Mauritius, Mexico, Mongolia, Morocco, Myanmar, Namibia, Netherlands, New Zealand, Nicaragua, Niger, Nigeria, Papua New Guinea, Peru, Philippines, Portugal, Puerto Rico, Russian Federation, Rwanda, Saudi Arabia, Senegal, Serbia, Slovakia, Solomon Islands, Spain, South Africa, Suriname, Swaziland, Sweden, Taiwan, Tajikistan, Tanzania, Thailand, Turkey, United Kingdom of Great Britain and Northern Ireland, Uganda, Uruguay, United States of America, Venezuela, Vietnam, Zambia, Zimbabwe